Institutional Investors Capital Appreciation Fund, Inc.
December 31, 2000

Shareholders Voting Results (Unaudited):

The Annual Meeting of Shareholders of the Institutional
Investors Capital Appreciation Fund, Inc., was held on
April 20, 2000, at which the shareholders voted on two proposals. Each proposal and the results of the voting are set forth below.

A-Election of Directors-The first proposal concerned
the election of five directors to serve a term of office of
three years each:
                               Expiration of term     For
Ralph F. Brouty              2003                   337,036
Harry P. Doherty            2003                   337,036
Stephen J. Kelly             2003                   337,036
William A. McKenna, Jr. 2003                   337,036
Vincent F. Palagiano      2003                   337,036

In addition, Messrs. Robert P. Capone, Timothy A. Dempsey,
Joseph R. Ficalora, Chris C. Gagas, Michael R. Kallet,
Clifford E. Kelsey, Jr., Robert E. Kernan, Jr., Joseph L.
Mancino, Clifford M. Miller, and Charles M. Sprock continue as members of the Board of Directors.


B-Ratification of Independent Auditors-The second proposal concerned the ratification of the selection of Arthur Andersen LLP as Independent Auditors of the Fund for the fiscal year ending December 31, 2000. The results of the voting for the proposal were 337,036 for, 0 against, and 0 abstaining.